SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July 2007
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐               No ☑
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy focused on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.
Table of contents:

- Press release dated June 22, 2007;
- Press release dated June 26, 2007;
- Press release dated June 29, 2007;
- Press release dated July 2, 2007;
- Press release dated July 5, 2007;
- Press release dated July 25, 2007;
- Press release dated July 26, 2007;
- Press release dated July 27, 2007;
- Press release dated July 30, 2007;
- Notice of a change in the share capital of Enel S.p.A. dated June 27, 2007;
- Notice of a change in the share capital of Enel S.p.A. dated July 16, 2007;
- Notice relating to trading of Enel shares by Senior Management executed on June 15, 2007.

Press release
ENEL BUYS A FURTHER 4.96% STAKE IN THE RUSSIAN COMPANY, OGK-5
Moscow, June 22, 2007 – Enel today has finalized the acquisition of a further stake equal to 4.96% of the total share capital of Genco (generation company) number 5, “OGK-5”.
Through a bid which took place in Moscow on last June 6, Enel was already awarded with a 25.03% stake, at a price of 1.516 million USD equal to 17 dollar cents per share. Thanks to today’s acquisition, Enel now owns 29.99% of the company’s share capital. The acquisition price of the further stake of 4.96% has been on average lower than 16 dollar cents per share for an overall amount of approximately 281 million USD and as part of Enel’s strategy this move is aimed at reaching the control of OGK-5.
OGK-5 runs 4 thermal power plants with an overall capacity of 8.700 MW located in various areas of the country.
Established in 2004 as part of the industry reform, OGK-5 is one of six thermal wholesale generation companies in Russia, with assets strategically located in some of the most developed and fastest growing regions of the country, including:
•	2,400 MW of gas fired capacity at Konakovskaya GRES in the Tver Region (Central Russia);

•	1,290 MW of gas fired capacity at Nevinnomysskaya GRES in the Stavropol Region (Southern Russia);

•	3,800 MW of coal fired capacity at Reftinskaya GRES in the Sverdlovsk Region (Urals);

•	1,182 MW of gas fired capacity at Sredneuralskaya GRES in the Sverdlovsk Region (Urals).
ENEL in Russia
Currently, Enel holds 49.5% in Russia’s largest independent electricity supply company Rusenergosbyt, and operates the Northwest Power Station, one of the most technologically advanced in Russia according to RAO UES.
In April 2007 Enineftegaz (a consortium 40% Enel — 60% Eni) successfully acquired a group of gas assets formerly owned by Yukos, including 100% of OAO Arcticgaz,100% of Urengoil, 100% of OAO Neftegaztechnologia.

Press release
ENEL: STOCK OPTIONS UNDER 2007 PLAN GRANTED AND AMENDMENTS TO BYLAWS APPROVED
Rome, June 26, 2007 – The Enel Board of Directors, meeting today under the chairmanship of Piero Gnudi, implemented, upon proposal of the Compensation Committee, the 2007 stock option plan approved by the Ordinary Shareholders’ Meeting of 25 May.
The plan is intended to give the Company and the Group an incentive and loyalty mechanism for its managers, in line with equity plans widely used at the international level and already adopted by Enel, like other leading Italian companies, in the past.
In particular, the Board granted a total of 27,920,000 options to about 410 Group managers, including the CEO (in his capacity as General Manager), who received 1,500,000 options.
Exercise of the options is conditional on achievement of two long-term performance objectives, with a view to ensuring a convergence of interests between shareholders and management, as they are also linked to the performance of Enel’s stock in relation to market benchmarks.
A description of the plan, the objectives and the vesting periods of the options was previously published in the press release issued on 28 March (http://www.enel.it/azienda/sala_stampa/comunicati/ss_comunicatiarticolo.asp?IdDoc=1501183) and in the explanatory report prepared by the Board in view of the Shareholders’ Meeting of 25 May:
(http://www.enel.it/azienda/chi_siamo/corporate_governance/assemblee_azionisti/assemblea_23_05_07/).
In line with the start date of the plan, the strike price was set at €7.859, the Enel share reference price on 2 January 2007, as reported on the electronic stock exchange organised by Borsa Italiana S.p.A.. Payment of the strike price will be charged entirely to the beneficiaries, as the plan does not provide for any facilitated terms in this respect.
The plan does not provide for any temporary restrictions on the transfer of the shares following exercise of the options.

CEO Mr Fulvio Conti announced his intention not to exercise the options he has been assigned before the expiry of the mandate thus acknowledging his trust in the good performance of the Group and of the Enel stock. The same policy will be followed by the CEO also for the options he was assigned in the previous years in his role of CFO of the Company, with the sole exception of the 2002 plan options. Mr Conti will have to necessarily exercise the 2002 plan options by the deadline for the expiry of the plan itself (31 December 2007).
Today’s Board Meeting also amended the bylaws in order to bring them into compliance with the recent changes introduced by the Consob regulations implementing the Savings Protection Law (Law 262/2005) and the related “corrective” decree (Legislative Decree 303/2006). The amendments introduce a few modifications to the procedures for appointing the Board of Auditors and limitations on concurrent engagements of the members of the Board of Auditors.

Press release
ENEL: FILED THE FORM 20-F WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Rome, June 29, 2007 — Enel announces that it has filed its Annual Report for the 2006 fiscal year (Form 20-F) with the United States Securities and Exchange Commission, in accordance with U.S. law.
The document is available to the public at the Company’s registered office as well as on its Internet site at the following address: www.enel.it and at Borsa Italiana S.p.A. (www.borsaitalia.it).
Requests for hard copies may be made by calling the numbers +39.06.83057008 or +39.06.83052081, or by sending an e-mail to the following addresses: investor.relations@enel.it, azionisti.retail@enel.it.
Holders of ADRs listed on the New York Stock Exchange and representing Enel shares should contact the JP Morgan Service Center on 1-800-990-1135 (for calls within the United States and Canada) or on 1-201-680-6630 (for calls from any other country).

Press release
ENEL AND ACCIONA ADJUST TENDER PRICE AFTER ENDESA PAYS DIVIDEND
The new price for the public tender offer is 40.16 euros per share, equal to the difference between the price of 41.30 euros per share announced on 11 April and the dividend of 1.14 euros per share approved by Endesa shareholders on 20 June.
Rome/Madrid, July 2, 2007 – Enel and Acciona have adjusted the per-share price of their public tender offer for 100% of Endesa to take account of the dividend distributed today to Endesa shareholders.
On 11 April Enel and Acciona had announced that the offer price of 41.30 euros per share would be reduced in proportion to any dividends (including any special dividends or analogous instruments) distributed by Endesa between the date the tender was presented and the date the results of the offer were published.
The new tender price is set at 40.16 euros per share, equal to the difference between the price of 41.30 euros per share announced on 11 April and the dividend of 1.14 euros per share approved by Endesa shareholders on 20 June and paid out today.
This press release does not constitute an offer to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa, S.A. investors and security holders are urged to read the prospectus and U.S. tender offer statement from Enel S.p.A., Enel Energy Europe S.r.L., Acciona, S.A. and/or Finanzas Dos, S.A. regarding the proposed tender offer for Endesa securities when they become available, because they will contain important information. The prospectus and certain complementary documentation for the tender offer have been filed in Spain with the Comisión Nacional del Mercado de Valores (the “CNMV”) and a pending approval by the CNMV. Likewise, if a tender offer is extended in the United States, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from Enel S.p.A., Acciona, S.A., Endesa, S.A. and the four Spanish Stock Exchanges. The prospectus will also be available on the websites of the CNMV (www.cnmv.es). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by Enel S.p.A., Enel Energy Europe S.r.L., Acciona, S.A. and Finanzas Dos, S.A. with the SEC on the SEC’s web site at www.sec.gov. The availability of the tender offer to Endesa, S.A. shareholders who are not resident in and citizens of Spain or the United States may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions.
Enel S.p.A., Enel Energy Europe S.r.L., their affiliates and their agents may purchase or arrange to purchase securities of Endesa, S.A. outside of any tender offer they may make for such securities, but only if permitted to do so by the laws and regulations of Spain (including receipt of approval by the CNMV of any such purchase or arrangement to purchase, if required by such laws and regulations). In connection with any such purchase or arrangement to purchase, Enel S.p.A. and Enel Energy Europe S.r.L. will disseminate information regarding any such purchase or arrangement to purchase by filing a current report (hecho relevante) with the CNMV, an English translation of which will be filed with the SEC and Enel S.p.A., Enel Energy Europe S.r.L., their affiliates and their agents will rely on, and comply with the other conditions of, the class exemptive relief from Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, granted by the SEC on March 2, 2007. In addition, Enel S.p.A., Enel Energy Europe S.r.L., their affiliates and their agents may enter into agreements (including hedging transactions) with respect to securities of Endesa, S.A. if permitted to do so by the laws and regulations of Spain (including receipt of approval by the CNMV of any such agreements, if required by such laws and regulations).
This press release may contain forward-looking statements. Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business of Enel, S.p.A. or Endesa, S.A. resulting from and following the proposed transaction. These statements are based on the current expectations of Enel S.p.A.’s management, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. Enel S.p.A. and Enel Energy Europe S.r.L. do not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Press release
THE EUROPEAN COMMISSION GIVES ITS GREENLIGHT TO THE PLANNED ACQUISITION OF ENDESA BY ENEL AND ACCIONA
Rome, July 5, 2007 – Further to notification submitted by Enel S.p.A. (Italy) and Acciona S.A. (Spain) on May 31, 2007, the Commission of the European Communities, by Resolution dated July 5, 2007, has approved under the EU Merger Regulation the planned acquisition, jointly launched by the parties, of sole control through a public takeover bid for Endesa S.A., a Spanish energy company mainly active in the electricity sector.
After examining the operation, the Commission concluded that the proposed acquisition would not significantly impede the effective competition in the European Economic Area (EEA) or any substantial part of it.
Furthermore, the Commission found — that given the parties’ limited positions on the vertically related markets on which the parties are active (gas infrastructure, gas distribution, wholesale and retail supply, coal mining as well as CO2 emission rights and financial electricity trading) and the different geographic scope of their activities on these markets — the transaction is not likely to have negative effects on any of such markets.
Finally, the Commission’s investigation also showed that the merger would not appreciably increase the ability and incentives of the main electricity suppliers in Spain to coordinate their activity on the market.

Press release
ENEL AND ACCIONA RECEIVE GREENLIGHT FOR THEIR TENDER OFFER OVER ENDESA FROM THE SPANISH STOCK EXCHANGE REGULATOR
Rome-Madrid, July 25, 2007 - ENEL S.p.A., parent company of the ENEL group, and Acciona S.A inform that the Tender Offer for 100% shares in ENDESA, S.A., namely 1,058,752,117 shares, launched by the same Acciona S.A. and ENEL ENERGY EUROPE S.r.l., has been authorized today by the Board of Directors of the Spanish Comisión Nacional del Mercado de Valores. The consideration offered to any accepting shareholder of ENDESA, S.A. is 40.16 euros per share, payable fully in cash.
This notice does not constitute an offer to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa, S.A. investors and security holders are urged to read the prospectus and U.S. tender offer statement from Enel S.p.A., Enel Energy Europe S.r.L., Acciona, S.A. and/or Finanzas Dos, S.A. regarding the proposed tender offer for securities of Endesa, S.A. when they become available, because they will contain important information. If a tender offer is extended in the United States, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by Enel S.p.A., Enel Energy Europe S.r.L., and Acciona, S.A. with the U.S. Securities and Exchange Commission on its web site at www.sec.gov <http://www.sec.gov /> . Offer Prospectus of the Spanish tender offer shall be available at the registered offices of Enel, Acciona, Endesa, Securities Exchange of Madrid, Barcelona, Bilbao and Valencia and Santander Investment, as well as in the websites of the CNMV, Enel, Acciona and Endesa.

Press release
ENEL: RESOLVED A NEW BOND ISSUE UP TO 10 BILLION EUROS
Rome, July 26, 2007 – The Board of Directors of Enel met today under the chairmanship of Piero Gnudi and resolved on one or more bond issues, to be placed with institutional investors or in the retail market, targeted (in whole or in part) to the listing on one or more Stock Exchanges, by June 30, 2008 for an overall amount of 10 billion euros.
The bond issues are part of the programme for the refinancing the Enel’s debt and, in particular, the credit line of 35 billion euros executed in the last month of April 2007 with a group of major banks in order to satisfy the financial commitments relating to the joint tender offer on Endesa’s shares.
The bond issues may be executed, in whole or in part, directly by Enel S.p.A. or by the Luxembourg-based company Enel Finance International S.A., entirely controlled and guaranteed by Enel S.p.A.
The Board has given the Chief Executive a mandate to determine the allocation of the bond issues between the two mentioned companies, to define the amount, timing and characteristics of each issue, as well as the authorization to seek their listing on one or more stock exchanges.
Enel will inform financial markets in a timely manner regarding the concrete execution of the bond issues, as soon as they are carried out by the Chief Executive Officer according to his mandate.
This announcement does not constitute an offer of securities for sale in the United States. The securities described herein have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the laws of any State, and may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the Securities Act and applicable State laws.

Press release
ENEL RECEIVES GREENLIGHT FROM THE SPANISH GOVERNMENT OVER VOTING RIGHTS IN ENDESA
Rome, July 27, 2007 - Enel S.p.A., parent company of the ENEL group, informs that the Spanish Cabinet of Ministers has resolved today to grant to ENEL ENERGY EUROPE S.r.l. (EEE) the right to exercise the voting rights associated with the shares that EEE will acquire after the settlement of the takeover bid, launched jointly with ACCIONA, S.A. on the 100% of the share capital of Endesa S.A.
The authorization is subject to the two following conditions:
A)	On a yearly basis, and in any case upon request of the Spanish Administration, Enel shall file with the Spanish General Secretary of Energy, a detailed report, on its corporative strategy in matters that may affect the Spanish general interest or public safety. Additionally, after each Board of Directors Meeting and General Shareholders Meeting of Endesa, regarding those issues of their agendas concerning matters that may affect the Spanish general interest or public safety, Enel shall inform the Spanish General Secretary of Energy on the resolutions passed and the sense and motivation of the votes casted by its representatives.
B)	Enel, through its intervention in Endesa, shall confirm the supply of natural gas to the Spanish market without deviation to other markets the yearly amounts scheduled by Endesa in its plans for the years 2007-2011, assuming that those are necessary to fulfill the demand of the Spanish markets covered by Endesa. This obligation could eventually be adapted to the possible variation, duly justified, of Endesa plans.
This communication does not constitute an offer to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa, S.A. investors and security holders are urged to read the prospectus and U.S. tender offer statement from Enel S.p.A., Enel Energy Europe S.r.L., Acciona, S.A. and/or Finanzas Dos, S.A. regarding the proposed tender offer for securities of Endesa, S.A. when they become available, because they will contain important information. If a tender offer is extended in the United States, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by Enel S.p.A., Enel Energy Europe S.r.L., and Acciona, S.A. with the U.S. Securities and Exchange Commission on its web site at www.sec.gov.

Press release
ENEL AND ACCIONA ANNOUNCE STARTING OF ACCEPTANCE PERIOD OVER ENDESA SHARES
Madrid–Rome, July 30, 2007 - ENEL S.p.A. and Acciona S.A. announced today that the acceptance period of their joint tender offer for the entire share capital of Endesa S.A. commenced on July 30, 2007.
The announced offer price is 40.16 euros per share in cash.
The offer expires on October 1, 2007 inclusive.
On July 30, 2007, Acciona, S.A. and ENEL S.p.A., through its wholly owned subsidiary Enel Energy Europe S.r.L., filed a joint tender offer statement on Schedule TO regarding their tender offer for ordinary shares and ADSs of Endesa, S.A. with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. The Spanish tender offer statement and certain complementary information were authorized in Spain by the Comisión Nacional del Mercado de Valores. Investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by ENEL, S.p.A. and Acciona, S.A. with the U.S. Securities and Exchange Commission on its web site at www.sec.gov, and may obtain a free copy of the Spanish tender offer statement from the Spanish Stock Exchanges and on the web site of the Comisión Nacional del Mercado de Valores at www.cnmv.es. The U.S. and Spanish tender offer statements may also be obtained for free from Enel’s web site at www.enel.com and from Acciona’s web site at www.acciona.es . The U.S. and Spanish tender offer statements and other complementary documents may also be obtained for free at Acciona’s and Enel’s registered offices and from Georgeson by directing a request to 17 State Street, 10th Floor, New York, NY 10004, United States of America. The availability of the tender offer to Endesa, S.A. shareholders who are not resident in and citizens of Spain or the United States may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions.

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution – during the period between May 28, 2007 and June 15, 2007 – of the resolutions to increase the aforesaid capital adopted by the Board of Directors at its meetings on April 7, 2004 (for the Stock-option Plan for the year 2003) and March 30, 2005 (for the Stock-option Plan for the year 2004).
Specifically, in the aforesaid period between May 28, 2007 and June 15, 2007 a total of 550,335 ordinary Enel S.p.A. shares were issued and subscribed, of which (i) 244,020 shares regarding the Stock-option Plan for the year 2003, and (ii) 306,315 shares regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increases by the extraordinary Shareholders’ Meetings of May 23, 2003 (regarding the Stock-option plan for the year 2003) and May 21, 2004 (regarding the Stock-option Plan for the year 2004). The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on June 27, 2007.

	Current share capital			Previous share capital
	Euro	N. of shares	Par value	Euro	N. of shares	Par value
			each			each
Total	6,182,699,834	6,182,699,834	1 Euro	6,182,149,499	6,182,149,499	1 Euro

Of which:
Ordinary shares	6,182,699,834	6,182,699,834	1 Euro	6,182,149,499	6,182,149,499	1 Euro

(rank for dividend pari passu: January 1, 2007) current coupon number 10

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution – during the period between June 18, 2007 and July 6, 2007 – of the resolution to increase the aforesaid capital adopted by the Board of Directors at its meeting on March 30, 2005 (for the Stock-option Plan for the year 2004). Specifically, in the aforesaid period between June 18, 2007 and July 6, 2007 a total of 20,400 ordinary Enel S.p.A. shares were issued and subscribed, all regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increase by the extraordinary Shareholders’ Meeting of May 21, 2004.
The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on July 16, 2007.

	Current share capital			Previous share capital
	Euro	N. of shares	Par value	Euro	N. of shares	Par value
			each			each
Total	6,182,720,234	6,182,720,234	1 Euro	6,182,699,834	6,182,699,834	1 Euro

Of which:
Ordinary shares	6,182,720,234	6,182,720,234	1 Euro	6,182,699,834	6,182,699,834	1 Euro

(rank for dividend pari passu: January 1, 2007) current coupon number 10

Notice relating to trading of Enel shares by Senior Management

Company: Enel S.p.A.
Declarer: Fulvio Conti	Title: Chief Executive Officer and General Manger Enel S.p.A.
Transactions related to shares and equivalent financial instruments and associated convertible bonds

Date	Transaction [1]	Financial	ISIN code	Quantity	Unit price	Amount	Source [3]
		instrument [2]				paid/received in the
						transaction
June 15, 2007	A	AZO Enel	IT0003128367	30,000	€8.270	€248,100.00	MERC-IT
Sub-TOTAL (A) [4]						€248,100.00
Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

Date	Transaction [5]	Financial	Type of	ISIN	Underlying	Actual			Potential		Fea-
		instrument [6]	right [7]	code	financial	investment/disinvestment			investment/disinvestment		tures [9]
					instrument [8]
						Qty	Unit	Amount	Qty	Unit	Amount
							price			price

Sub-TOTAL (B) [10]											0
TOTAL (A) + (B)											€248,100.00

[1]Indicate the kind of transaction:

A = Purchase;

V = Sale;

S = Subscription;

X = Exchange.

[2]Indicate the financial instrument involved in the transaction:

AZO = ordinary shares;

AZP = preference shares;

AZR = saving shares;

OBCV = convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares;

EQV = other financial instruments, equivalent or representative of shares.

Also indicate the company that issued the financial instrument involved in the transaction.

[3]Indicate the origin of the transaction:

MERC-IT = transaction over Italian regulated market;

MERC-ES = transaction over foreign regulated markets;

FMERC = off-market transaction and blocks;

CONV = conversion of convertible bonds or exchange of debt financial instruments for shares;

MERC-SO = transaction over regulated market concurrent to exercise of stock option – stock grant;

ESE-DE = exercise of derivatives or settlement of other derivatives (future, swap);

ESE-DI = exercise of rights (warrant/covered warrant/securitised derivatives/rights).

[4]Indicate the total amount of the transactions listed in the form.

[5]Indicate the type of transaction:

A = Purchase;

V = Sale;

S = Subscription;

O = other, in which case specify.

[6]Indicate the type of financial instrument involved in the transaction:

W = warrant;

OBW = bond cum warrant;

SD = securitised derivative;

OPZ = option;

FUT = future contract;

FW = forward contract;

OS = structured bond;

SW = swap;

DIR = rights.

[7]Indicate the category of derivative financial instrument involved in the transaction (only for options):

CE = call European style;

PE = put European style;

CA = call American style;

PA = put American style;

O = other, in which case specify.

[8]Indicate the underlying financial instrument (share).

[9]Indicate the main conditions characterizing the financial instrument involved in the transaction (including at least: strike price, exercise ratio and expiry date).

[10]Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli Name: Avv. Claudio Sartorelli
Title: Secretary of Enel Società per Azioni
Dated: July 30, 2007